Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 25, 2021

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Commission File Number 001-31914

On August 25, 2021, China Life Insurance Company Limited issued two announcements in Chinese, the English translations of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	English translation of the announcement, dated August 25, 2021

99.2	English translation of the announcement, dated August 25, 2021

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Su Hengxuan
(Signature)

August 25, 2021	Name: Title:	Su Hengxuan President and Executive Director